SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C.
                ______________________________________________

                                  FORM U-3A-2

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                UNDER RULE U-2 FROM THE PROVISIONS OF THE PUBLIC
                      UTILITY HOLDING COMPANY ACT OF 1935

                     TO BE FILED ANNUALLY PRIOR TO MARCH 1

                           ALEXANDER & BALDWIN, INC.
                               (Name of Company)
                                 P. O. Box 3440
                            Honolulu, Hawaii  96801

(hereinafter called the "Claimant") hereby files with the Securities and Exchange Commission, pursuant to Rule U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:
          1. The name, jurisdiction of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest, as at January 31, 2002 (indirect subsidiaries are indicated by indentation).

                        Jurisdiction
                             of
          Name          Organization   Location      Nature of Business
          ----          ------------   --------      ------------------

Alexander & Baldwin,    Hawaii         Honolulu,     Ocean carriage of goods,
Inc.                                   Hawaii        real property management
                                                     and development, food
                                                     products, investments

  Subsidiaries:

  A&B Inc.              Hawaii         Honolulu,     Inactive
                                       Hawaii

  A&B Development       California     Honolulu,     Ownership, manage-
  Company                              Hawaii        ment and development of
  (California)                                       real property in
                                                     Arizona and Hawaii


  A & B Properties,     Hawaii         Kahului,      Ownership, management,
  Inc.                                 Hawaii        development and selling
                                                     of real property

     Prospect           Hawaii         Honolulu,     Development and selling of
     Venture LLC                       Hawaii        real property

     Haleakala Town     Hawaii         Honolulu,     Development and selling of
     Center LLC                        Hawaii        real property

     Upcountry Maui     Hawaii         Honolulu,     Development and selling of
     Town Center LLC                   Hawaii        real property

     West Maui          Hawaii         Honolulu,     Development and selling of
     Development                       Hawaii        real property
     Company LLC

     Kai Lani Company,  Hawaii         Honolulu,     Development and selling of
     LLC                               Hawaii        real property

     Kamuela            Hawaii         Honolulu,     Development and selling of
     Associates LLC                    Hawii         real property


  ABHI-Crockett,        Hawaii         Honolulu,     Ownership of interest in
  Inc.                                 Hawaii        sugar refining and
                                                     marketing business

     C&H Sugar          Delaware       Crockett,     Refining raw sugar and
     Company, Inc.                     California    marketing of refined
                                                     sugar products

  Agri-Quest            Hawaii         Puunene,      Diversified agriculture
  Development                          Hawaii
  Company, Inc.

  East Maui Irrigation  Hawaii         Puunene,      Collection and distribu-
  Company, Limited                     Hawaii        tion of irrigation water
                                                     on island of Maui

  Hawaiian              Hawaii         Puunene,      Inactive
  DuraGreen, Inc.                      Hawaii

  Kahului Trucking &    Hawaii         Kahului,      Motor carriage of goods,
  Storage, Inc.                        Hawaii        repair and maintenance
                                                     shop services, self-
                                                     storage services and
                                                     stevedoring on island of
                                                     Maui

  Kauai Commercial      Hawaii         Lihue,        Motor carriage of goods
  Company,                             Hawaii        and self-storage services
  Incorporated                                       on island of Kauai

  Kukui'ula             Hawaii         Koloa,        Ownership, management
  Development                          Hawaii        and development of real
  Company, Inc.                                      property on island of
                                                     Kauai

     South Shore        Hawaii         Koloa,        Development and
     Community                         Hawaii        operation of sewer trans-
     Services LLC                                    mission and treatment
                                                     system on island of Kauai

     South Shore        Hawaii         Koloa,        Development and
     Resources LLC                     Hawaii        operation of water source
                                                     and delivery system on
                                                     island of Kauai

  McBryde Sugar         Hawaii         Eleele,       Coffee plantation and
  Company, Limited                     Hawaii        hydroelectric power
                                                     generation

     Kauai Coffee       Hawaii         Eleele,       Grow, process and sell
     Company, Inc.                     Hawaii        coffee

  Ohanui Corporation    Hawaii         Puunene,      Collection and distribu-
                                       Hawaii        tion of domestic water on
                                                     island of Maui

  WDCI, Inc.            Hawaii         Honolulu,     Ownership, manage-
                                       Hawaii        ment and development of
                                                     property

  Hawaiian Sugar &      Hawaii         Puunene,      Ocean carriage of sugar
  Transportation                       Hawaii        from Hawaii
  Cooperative

  Matson Navigation     Hawaii         San           Ocean carriage of goods
  Company, Inc.                        Francisco,    between West Coast of
                                       California    United States and Hawaii,
                                                     Western Pacific and Asian
                                                     ports

     Matson Intermodal  Hawaii         Oakbrook      Broker, shipper's agent
     System, Inc.                      Terrace,      and freight forwarder for
                                       Illinois      overland cargo services of
                                                     ocean carriers

        Matson          Hawaii         Oakbrook      Broker, shipper's agent
        Intermodal-                    Terrace,      and freight forwarder for
        Paragon, Inc.                  Illinois      overland cargo services of
                                                     ocean carriers

     Matson Terminals,  Hawaii         San           Stevedoring and terminal
     Inc.                              Francisco,    services
                                       California

     Matson Logistics   Hawaii         San           Agent to provide delivery
     Solutions, Inc.                   Francisco,    of equipment, goods and
                                       California    supplies for businesses
                                                     and projects

     Matson Ventures,   Hawaii         San           Ownership of interest
     Inc.                              Francisco,    in stevedoring and
                                       California    terminal services
                                                     entity

       SSA Terminals,   Delaware       Seattle,      Stevedoring and
       LLC                             Washington    terminal services

     Sea Star Line,     Delaware       Jacksonville, Investment in business
     LLC                               Florida       providing ocean carriage
                                                     of goods between Florida
                                                     and Puerto Rico

     The Matson         California     San           Inactive
     Company                           Francisco,
                                       California

     The Oceanic        California     San           Inactive
     Steamship                         Francisco,
     Company                           California

          2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas:

Claimant:                3 steam-driven generators with rated capacities of 1
                         of 10,000 KW, 1 of 16,000 KW, and 1 of 20,000 KW
                         (also 2 currently inactive steam-driven generators with rated capacities of 1 of 4,000 KW and 1 of 10,000 KW); 5 hydroelectric plants with rated capacities of 1 of 1,000 KW, 3 of 1,500 KW and 1 of
                         500 KW; about 80 miles of transmission lines; all located on the island of Maui, State of Hawaii

McBryde Sugar Company,   2 hydroelectric plants with rated capacities of
Limited ("McBryde")      1 of 1,000 KW and 1 of 3,600 KW; about 18 miles
(Note 1)                 of transmission lines; all located on the island of
                         Kauai, State of Hawaii

_______________

Note 1. McBryde Sugar Company, Limited has filed with the Securities and Exchange Commission an application for an order declaring that it is not an electric utility company.

          3. Information for the calendar year 2001 with respect to Claimant and each of its subsidiary public utility companies:

            (a)(1) Number of kwh of electric energy sold (all sales were at wholesale):
                    Claimant 61,074,000 kwh, with associated revenues of $5,983,000
                    McBryde             21,216,328 kwh, with associated
                                        revenues of $1,695,316

               (2) Number of Mcf of natural or manufactured gas distributed at retail:

                    None. Neither Claimant nor any of its subsidiary public utility companies distributes any natural or manufactured gas at retail.

              (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

                    None. Neither Claimant nor any of its subsidiary public utility companies distributes any electric energy or natural or manufactured gas at retail outside the State in which each such company is organized.

              (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line:

                    None. Neither Claimant nor any of its subsidiary public utility companies sells electric energy or natural or manufactured gas at wholesale (or otherwise) outside the State in which each such company is organized, or at the State line.

              (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line:

                    None. Neither Claimant nor any of its subsidiary public utility companies purchases any electric energy or natural or manufactured gas outside the State in which each such company is organized, or at the State line.

          4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

              (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                    Not applicable. Claimant does not hold any interest, directly or indirectly, in an EWG or a foreign utility company.

              (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                    Not applicable (see 4(a) above).

              (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    Not applicable (see 4(a) above).

              (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                    Not applicable (see 4(a) above).

              (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                    Not applicable (see 4(a) above).


                                   EXHIBIT A
                                   ---------

        A consolidating statement of income and retained earnings of Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year, are attached hereto.



                                   EXHIBIT B
                                   ---------

        An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

        Not applicable. Claimant does not hold any interest, directly or indirectly, in an EWG or a foreign utility company.

        The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer this 28th day of February, 2002


                             ALEXANDER & BALDWIN, INC.
                             (Name of Claimant)

                             By: /s/ Michael J. Marks
                                 ---------------------------
                                 Michael J. Marks
                                 Vice President






(Corporate Seal)

Attest:

By: /s/ Alyson J. Nakamura
    ----------------------
    Secretary


        Name, title and address of Officer to whom notices and correspondence concerning this statement should be addressed:

                         Michael J. Marks
                         Vice President and General Counsel
                         Alexander & Baldwin, Inc.
                         P. O. Box 3440
                         Honolulu, Hawaii  96801

LEGEND OF COMPANY REFERENCES IN CONSOLIDATING FINANCIAL SCHEDULES:


ABIC          Alexander & Baldwin, Inc. Consolidated
ABI           Alexander & Baldwin, Inc., Parent Company
MCB           McBryde Sugar Company, Limited
OTHER         All other subsidiaries and consolidating adjustments


ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001
($000 OMITTED)

                                             ABIC         ABI         MCB      OTHER

Operating Revenue:
Ocean transportation                          783,608         --         --    783,608
Property development & management             158,982     31,991        200    126,791
Food products                                  94,285     78,445      5,877      9,963
Power generation                                7,685      5,983      1,702         --
                                            ---------    -------    -------    -------
     Total operating revenue                1,044,560    116,419      7,779    920,362
                                            ---------    -------    -------    -------

Operating Costs and Expenses:
Cost of operations                            844,022     93,815      6,381    743,826
Power generation                                1,932      1,440        492         --
                                            ---------    -------    -------    -------
     Total operating costs and expenses       845,954     95,255      6,873    743,826
                                            ---------    -------    -------    -------

Gross Margin                                  198,606     21,164        906    176,536
General, Admin & Selling Expenses              97,716     13,160         --     84,556
                                            ---------    -------    -------    -------
Income from Operations                        100,890      8,004        906     91,980
Other Income                                  145,513    131,672      1,929     11,912
Other Expense                                  59,198     20,852         --     38,346
                                            ---------    -------    -------    -------
Income Before Taxes                           187,205    118,824      2,835     65,546
Provision for Income Taxes (Benefit)           67,392     42,272      1,081     24,039
                                            ---------    -------    -------    -------
Income from continuing operations before
   accounting changes                         119,813     76,552      1,754     41,507
Discontinued operations                        (9,185)    (9,185)        --         --
                                            ---------    -------    -------    -------
Net Income                                    110,628     67,367      1,754     41,507
                                            =========    =======    =======    =======



ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001
($000 OMITTED)

                                             ABIC        ABI        MCB       OTHER
ASSETS
Current Assets:
Cash                                         19,291      15,509        --       3,782
Accounts and notes receivable               130,491      11,971       405     118,115
Inventories                                  16,280          --     3,904      12,376
Prepaid expenses and other current assets    53,952      13,157       464      40,331
                                          ---------   ---------   -------   ---------
     Total current assets                   220,014      40,637     4,773     174,604
                                          ---------   ---------   -------   ---------

Investments:
Subsidiaries and divisions                       --     545,819        --    (545,819)
Other                                        33,021       1,630         7      31,384
                                          ---------   ---------   -------   ---------
Total investments                            33,021     547,449         7    (514,435)
                                          ---------   ---------   -------   ---------

Real Estate Developments                     47,840          --        --      47,840
                                          ---------   ---------   -------   ---------

Property:
Land                                        104,135      46,085     2,285      55,765
Buildings                                   314,903     112,661     1,038     201,204
Vessels                                     694,618          --        --     694,618
Machinery and equipment                     519,598     105,927     5,080     408,591
Power generation                             57,707      55,362     2,345          --
Other                                       125,718      47,297     1,370      77,051
                                          ---------   ---------   -------   ---------
     Total                                1,816,679     367,332    12,118   1,437,229
Less accumulated depreciation               839,631     167,445     6,790     665,396
                                          ---------   ---------   -------   ---------
     Property - net                         977,048     199,887     5,328     771,833
                                          ---------   ---------   -------   ---------

Other Assets                                266,496     193,710    11,226      61,560
                                          ---------   ---------   -------   ---------
     Total                                1,544,419     981,683    21,334     541,402
                                          =========   =========   =======   =========

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
Current portion of long-term debt            19,900       7,500        --      12,400
Accounts payable                             78,911       4,157       815      73,939
Other current liabilities                    96,758      70,606     1,941      24,211
                                          ---------   ---------   -------   ---------
     Total current liabilities              195,569      82,263     2,756     110,550
                                          ---------   ---------   -------   ---------

Long-term Liabilities:
Long-term debt                              207,378     107,500        --      99,878
Other long-term liabilities                 430,805      81,253     8,685     340,867
                                          ---------   ---------   -------   ---------
     Total long-term liabilities            638,183     188,753     8,685     440,745
                                          ---------   ---------   -------   ---------

Shareholders' Equity:
Capital stock                                33,328      33,328     2,350      (2,350)
Additional capital                           66,659      66,659    13,316     (13,316)
Retained earnings                           622,615     622,615    (5,856)      5,856
Treasury stock                              (11,935)    (11,935)       83         (83)
                                          ---------   ---------   -------   ---------
     Total shareholders' equity             710,667     710,667     9,893      (9,893)
                                          ---------   ---------   -------   ---------

     Total                                1,544,419     981,683    21,334     541,402
                                          =========   =========   =======   =========



ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001
($000 OMITTED)

                                             ABIC        ABI        MCB      OTHER

Balance at December 31, 2000                552,637    552,637    (24,776)   24,776

Net income                                  110,628    110,628      1,754    (1,754)

Dividends to shareholders                   (36,488)   (36,488)        --        --

Stock options exercised                      (1,970)    (1,970)        --        --

Capital stock purchased and retired          (2,192)    (2,192)        --        --
                                            -------    -------    -------    ------
Balance at December 31, 2001                622,615    622,615    (23,022)   23,022
                                            =======    =======    =======    ======



ALEXANDER & BALDWIN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Principles of Consolidation: The consolidated financial statements include the accounts of Alexander & Baldwin, Inc. and all wholly owned subsidiaries ("Company"), after elimination of significant intercompany amounts. Significant investments in businesses, partnerships and joint ventures in which the Company does not have control are accounted for under the equity method. Generally, these are investments in businesses in which the Company's ownership is between 20 and 50 percent.

   Segment Information: The Company has three operating segments: Ocean Transportation, Property Development and Management, and Food Products. The Company reports segment information in the same way that management assesses segment performance. Additional information regarding these segments is found in Note 14.

   Cash and Cash Equivalents: Cash equivalents are composed of all highly liquid investments with an original maturity of three months or less and which have no significant risk of change in value.

   Inventories: Raw sugar and coffee inventories are stated at the lower of cost (first-in, first-out basis) or market. Other inventories, composed principally of materials and supplies, are stated at the lower of cost (principally average cost) or market. Materials and supplies inventories are carried at historical cost, which is not greater than replacement cost.

   Property: Property is stated at cost. Expenditures for major renewals and betterments are capitalized. Replacements, maintenance and repairs that do not improve or extend asset lives are charged to expense as incurred. Gains or losses from property disposals are included in the determination of net income. As discussed in Note 2, the Company changed its accounting for drydocking costs in 2000. Costs of regularly scheduled drydocking of vessels and planned major vessel repairs performed during drydocking are capitalized and amortized over the periods benefited.

   Coffee Orchards: Costs of developing coffee orchards are capitalized during the development period and depreciated over the estimated productive lives. In 1999, following the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company reduced the carrying value of its coffee orchards and field and factory processing equipment. This is described further in Note 4.

   Capitalized Interest: Interest costs incurred in connection with significant expenditures for real estate developments or the construction of assets are capitalized. Interest expense is shown net of capitalized interest on the Statements of Income, because the amounts are not significant.

   Construction Expenditures: Expenditures for real estate developments are capitalized during construction and are classified as Real Estate Developments on the Consolidated Balance Sheets. When construction is complete, the costs are reclassified as either Real Estate Held for Sale or Property, based upon the Company's intent to sell the completed asset or to hold it as an investment. Cash flows related to real estate developments are classified as either operating or investing activities, based upon the Company's intention to sell the property or to retain ownership of the property as an investment following completion of construction.

   Depreciation: Depreciation is computed using the straight-line method. Estimated useful lives of property are as follows:

                    Classification       Range of Life (in years)
                    --------------       ------------------------
               Buildings................         10 to 50
               Vessels..................         10 to 40
               Marine containers........          2 to 25
               Terminal facilities......          3 to 35
               Machinery and equipment..          3 to 35
               Utility systems and other          5 to 60


   Fair Value of Financial Instruments: The fair values of cash and cash equivalents, receivables and short-term and long-term borrowings approximate their carrying values.

   Fair Value of Real-Estate Assets: Real estate is carried at the lower of cost or fair value. Fair values generally are determined using the expected market value for the property, less sales costs. For residential units and lots held for sale, market value is determined by reference to the sales of similar property, market studies, tax assessments and cash flows. For commercial property, market value is determined using recent comparable sales, tax assessments and cash flows. A large portion of the Company's real estate is undeveloped land located in Hawaii on the Islands of Maui and Kauai. This land has a cost basis that averages approximately $150 per acre, a value much lower than fair value.

   Impairments of Long-lived Assets: Long-lived assets are reviewed for possible impairment when events or circumstances indicate that the carrying value may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by the asset are compared with the amount recorded for the asset to determine if a write-down may be required. If this review determines that the recorded value will not be recovered, the amount recorded for the asset is reduced to estimated fair value. (See Note 4.)

   Voyage Revenue Recognition: Voyage revenue and variable costs and expenses associated with voyages are included in income at the time each voyage leg commences. This method of accounting does not differ materially from other acceptable accounting methods. Freight rates are provided in tariffs filed with the Surface Transportation Board of the U.S. Department of Transportation.

   Real Estate Sales Revenue Recognition: Sales are recorded when the risks and benefits of ownership have passed to the buyers (generally on closing dates), adequate down payments have been received, and collection of remaining balances is reasonably assured.

   Sugar and Coffee Revenue Recognition: Revenue from bulk raw sugar sales is recorded when delivered to the cooperative of Hawaiian producers based on the estimated net return to producers in accordance with contractual agreements. Revenue from coffee is recorded when the title to the product and risk of loss passes to third parties (generally this occurs when the product is shipped or delivered to customers) and when collection is reasonably assured.

   Non-voyage Ocean Transportation Costs: Vessel depreciation, charter hire, terminal operating overhead and general and administrative expenses are charged to expense as incurred.

   Agricultural Costs: Costs of growing and harvesting sugar cane are charged to the cost of production in the year incurred and to cost of sales as raw sugar is delivered to the cooperative of Hawaiian producers as allowed in Statement of Position No. 85-3. Costs of growing coffee are charged to inventory in the year incurred and to cost of sales as coffee is sold.

   Employee Benefit Plans: Certain ocean transportation subsidiaries are members of the Pacific Maritime Association (PMA) and the Hawaii Stevedoring Industry Committee, which negotiate multi-employer pension plans covering certain shoreside bargaining unit personnel. The subsidiaries directly negotiate multi-employer pension plans covering other bargaining unit personnel. Pension costs are accrued in accordance with contribution rates established by the PMA, the parties to a plan or the trustees of a plan. Several trusteed, noncontributory, single-employer defined benefit plans and defined contribution plans cover substantially all other employees.

   Stock-based Compensation: As allowed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," as discussed in Note 12.

   Income Taxes: Deferred tax assets and liabilities are established for temporary differences between the way certain income and expense items are reported for financial reporting and tax purposes. Deferred tax assets and liabilities are adjusted to the extent necessary to reflect tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for deferred tax assets for which realization is not likely.

   Basic and Diluted Earnings per Share of Common Stock: Basic Earnings per Share is determined by dividing Net Income by the weighted-average common shares outstanding during the year. The calculation of Diluted Earnings per Share includes the effect of unexercised options to purchase the Company's stock.

   Comprehensive Income: Comprehensive Income includes changes from either recognized transactions or other economic events, excluding capital stock transactions, which impact Shareholders' Equity. For the Company, the only difference between Net Income and Comprehensive Income is the unrealized holding gains on securities available for sale. Comprehensive Income is not used in the calculation of Earnings per Share. (See Note 5 for a discussion of the liquidation of marketable equity securities.)

   Environmental Costs: Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations or events, and which do not contribute to current or future revenue generation, are charged to expense. Liabilities are recorded when environmental assessments or remedial efforts are probable and the costs can be estimated reasonably.

   Use of Estimates: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Future actual amounts could differ from those estimates.

   Impact of Newly Issued Accounting Standards: On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes the accounting and reporting standards for derivative instruments and hedging activities. The adoption of this standard did not have a material effect on the consolidated financial statements.

   In 2000, the Company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 140 provides standards for transfers and servicing of financial assets and extinguishments of liabilities using a financial-components approach that focuses on control. The adoption of this standard did not have a material effect on the consolidated financial statements.

   SFAS No. 141 "Business Combinations" was issued in June 2001 and became effective in July 2001. This statement requires the purchase method of accounting for business combinations. This standard will affect how the Company accounts for new business combinations, but the adoption of the standard in 2001 had no effect on the Company's current year's consolidated financial statements.

   SFAS No. 142 "Goodwill and Other Intangible Assets" was issued in June 2001 and is effective in January 2002. This statement addresses how intangible assets, including goodwill, should be accounted for in the consolidated financial statements. The new statement, which will be adopted by the Company in January, 2002, will not have a material effect on the consolidated financial statements.

   SFAS No. 143 "Accounting for Asset Retirement Obligations" was issued in June 2001 and becomes effective in January 2003. This statement addresses accounting and reporting for obligations and costs which will occur when long-term assets are retired. Among other things, the statement requires that the present value of the liability associated with future asset retirements be recorded on the balance sheet when an obligation has been incurred and when it can be measured. The amortization of the capitalized cost and increases in the present value of the obligation which result from the passage of time, are recorded as charges to earnings. The possible financial impacts of this standard, when it is adopted by the Company in January 2003, are not yet known, but are being assessed.

   Reclassifications: Certain amounts in the 2000 and 1999 consolidated financial statements have been reclassified to conform with the 2001 presentation.


2.  CHANGES IN ACCOUNTING METHODS

   2001--Adoption of New Accounting Standard for Reporting Discontinued
Operations: SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in August 2001 and becomes effective in January 2002. However, as permitted by the standard, the Company adopted SFAS No. 144 effective January 1, 2001. This statement replaces previous accounting standards related to asset impairments and provides guidance concerning the recognition and measurement of impairment losses for certain types of long-term assets. The statement recommends the use of probability-weighted cash flow estimations, precludes accruing future operating losses prior to asset disposal, expands the scope of "discontinued operations" to include a component of an entity, and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. The statement changes how the Company analyzes and accounts for asset impairments and discontinued operations, but, upon adoption, it had no immediate financial impacts. During the fourth quarter of 2001, the Company recorded a loss from the abandonment of its panelboard manufacturing facility, which it classified as Discontinued Operations. This is described in Note 3 to the consolidated financial statements.

   2000--Change in Accounting Method for Vessel Drydocking Costs: The Company changed its method of accounting for vessel drydocking costs, as of January 1, 2000, from the accrual method to the deferral method. Drydocking costs had been accrued as a liability and an expense on an estimated basis, in advance of the next scheduled drydocking. Subsequent payments for drydocking were charged against the accrued liability. Under the deferral method, actual drydocking costs are capitalized when incurred and amortized over the period benefited; generally, this is the period between scheduled drydockings. This method eliminates the uncertainty of estimating these costs. This change was made to conform with prevailing industry accounting practices. The cumulative effect of this accounting change, as of January 1, 2000, is shown separately in the Consolidated Statements of Income and increased net income by $12,250,000 (net of income tax expense of $7,668,000), or $0.29 per basic share.

   The effect of this change in accounting method on the balance sheets, as of December 31, 2000, was to increase other assets by $4,765,000, eliminate drydocking reserves of $15,153,000, increase deferred taxes by $7,668,000, and increase shareholders' equity by $12,250,000. Had this change been applied retroactively, the impact on net income for 1999 would not have been materially different from reported net income.

   2000--Change in Accounting for Certain Revenues and Expenses: The Company changed its method of presentation for certain freight services that are performed by third parties and billed by the Company to its customers. The expenses and related revenue for these services previously were reported on a net basis and were not reflected in the Consolidated Statements of Income. Accordingly, operating revenue and expenses for 2000 and 1999 were increased by $38,059,000 and $31,874,000, respectively. For 2001, the amount billed for these services was approximately $32,764,000.
   The Company also changed its method of presentation for common area maintenance (CAM) costs. These costs, which are incurred by the Company but which are charged to tenants under various lease arrangements, previously were netted against Property Leasing Revenue. The Company now records CAM amounts in Costs of Leasing Services in the Consolidated Statements of Income. Accordingly, Property Leasing Revenue and Costs of Leasing Services for 2000 and 1999 were increased by $11,246,000 and $8,852,000, respectively. For 2001, the CAM costs totaled $12,207,000.

   These two changes were in response to the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," which provides guidance about the classification, on a gross basis, of revenues and expenses. These changes had no effect on earnings or segment operating profit.

3.  DISCONTINUED OPERATIONS

   The Company ceased the operations of and abandoned its panelboard manufacturing business operated by Hawaiian DuraGreen, Inc., a wholly-owned subsidiary ("DuraGreen"). This subsidiary constructed a production facility during 1999 and 2000 with an initial capital investment of approximately $12,500,000. DuraGreen produced a panelboard product using bagasse, a byproduct in the production of raw cane-sugar, for use in various furniture and construction applications. After nearly a year of production issues, poor operating results and weaknesses in the panelboard market, management determined that the Company's investment in the business will not be recovered and profitability could not be achieved. The 2001 loss from Discontinued Operations includes operating losses and closure costs of $2,964,000 and a $11,387,000 write-down of the production assets to their estimated salvage value, net of a total income tax benefit of approximately $5,166,000. There were no operations in prior years. The Consolidated Balance Sheet at December 31, 2000 included assets of $11,616,000 for DuraGreen. This amount principally was machinery and equipment.

4.  IMPAIRMENT OF LONG-LIVED ASSETS AND INVESTMENTS

   2001--As described in Note 5, the Company holds common and preferred stock holdings in C&H Sugar Company, Inc. ("C&H"). As a result of operating losses and declining cash flows at C&H, combined with adverse market changes, the Company concluded that C&H's estimated future earnings and cash flows would not allow recovery of the carrying value of the Company's investments. This loss in value was considered an "other than temporary" impairment condition; accordingly, the carrying values of the investments were written down by $28,600,000 during the fourth quarter of 2001. The loss includes a write-down of the common stock and junior preferred stock values to zero, and a write-down of the senior preferred stock to approximately $11,500,000. The amount of the write-down was based on the valuation of the common, and junior and senior preferred stocks, as conducted by an independent valuation firm. Accepted valuation practices were utilized in determining these investments' fair values, including the market and income approaches, discounted cash flow method, and market yield analysis. The valuation considered the Company's minority position, the illiquidity of these types of investments in the public market, the ability of future cash flows to fund future debt and preferred obligations, and sugar industry conditions. The Company has no current plans to divest or sell its investments in C&H.

   2001--The Company wrote off $4,823,000 for power generation equipment that is being removed from service. This equipment was no longer needed in the Company's cane sugar refining operations on Maui, due to changes in factory and power generation processes.

   1999--The Company began growing coffee in Hawaii in 1987 as an alternative crop to sugar cane. Since inception, the Company's coffee operation generated operating losses and negative cash flows. During the second half of 1999, the Company significantly reduced the coffee workforce and changed its coffee marketing and selling plans. To exacerbate the problem, coffee commodity prices dropped significantly in 1999, due to an oversupply of coffee in the marketplace. Because of continuing cash-flow losses, the ongoing viability of the coffee operation was evaluated again. As a result, the Company determined that the estimated future cash flows of the coffee operation were less than the carrying value of its productive assets, consisting mainly of orchards and field and processing equipment. Accordingly, a $15,410,000 (pre-tax) charge was recorded to write down these productive assets to their fair value (i.e., present value of estimated future cash flows).

5.  INVESTMENTS

   At December 31, 2001 and 2000, investments consisted principally of marketable equity securities, equity in affiliated companies, limited partnership interests and purchase-money mortgages, as follows:

                                                                   2001     2000
                                                                  ------- --------
                                                                   (in thousands)
Equity in Affiliated Companies:
    SSA Terminals, LLC (SSAT).................................... $16,033 $ 21,867
    C&H Sugar Company, Inc. (C&H)................................  11,504   41,705
    Sea Star Line, LLC (Sea Star)................................   1,854    7,586
    Other........................................................     300      300
Marketable Equity Securities.....................................      --  108,069
Limited Partnership Interests, Purchase-money Mortgages and Other   3,330    3,614
                                                                  ------- --------
Total Investments................................................ $33,021 $183,141
                                                                  ======= ========

   Marketable Equity Securities:   The marketable equity securities are
classified as "available for sale" and are stated at quoted market values as traded on national exchanges. The unrealized holding gains on these securities and the reclassification of gains previously included in Comprehensive Income, net of deferred income taxes, have been recorded as a separate component of Shareholders' Equity and are included in Comprehensive Income.

   In May, 2001, BNP Paribas SA, France's largest bank, announced that, subject to regulatory, shareholder and other approvals, it would purchase the remaining 55 percent of BancWest Corporation ("BancWest") which it did not already own for $35 per share. This offer was 40% higher than the market price of BancWest's stock at the time of the offer. When the offer was made, the Company owned 3,385,788 shares of BancWest. The transaction closed during the fourth quarter of 2001. As a result of the sale, the Company received cash of $118,503,000, recorded a pre-tax gain of $110,338,000, and recognized an after-tax gain of approximately $68,410,000 ($1.69 per basic share.)

   During 2001, the Company also divested its holdings in Pacific Century Financial Corporation ("Pacific Century"). This was completed through the donation of 360,000 shares to the Company's charitable foundation and the sales of 749,000 shares of the stock. The fair value of the donated stock was approximately $7,500,000 and the historical cost basis was approximately $500,000. The net expense related to this contribution was $500,000 and is included in "Selling general and administrative expenses" in the 2001 consolidated financial statements. The Company received $16,219,000 for the sales of the shares, recognized a pre-tax gain of $15,140,000 and recorded an after-tax gain of $9,378,000 ($0.23 per basic share).

   The changes in the net unrealized holding gains (losses) for the three years ended December 31, 2001 were as follows:

                                                   2001     2000     1999
                                                 --------  ------- --------
                                                       (in thousands)
   Holding gains (losses) arising during year,
    net of deferred income tax.................. $ 15,851  $12,476 $(13,868)
   Reclassification of gains previously included
    in Comprehensive Income, net of income tax..  (77,788)      --       --
                                                 --------  ------- --------
   Total........................................ $(61,937) $12,476 $(13,868)
                                                 ========  ======= ========

   As described above, the marketable equity investments were divested during 2001. Accordingly there was no balance in unrealized holdings at year-end 2001. The components of the net unrealized holding gains, as noted on the Consolidated Balance Sheet at December 31, 2000, were as follows:

                                                    2000
                                               --------------
                                               (in thousands)
                  Market value................    $108,069
                  Less historical cost........       9,761
                                                  --------
                  Unrealized holding gains....      98,308
                  Less deferred income taxes..      36,371
                                                  --------
                  Net unrealized holding gains    $ 61,937
                                                  ========

   Equity in Affiliated Companies: In 1998, the Company sold a majority interest in C&H. Following the sale, the Company retained approximately 36 percent of the common stock, 40 percent of the junior preferred stock and all of the senior preferred stock of C&H. Dividends on the senior and junior preferred stocks are cumulative. Through December 2003, dividends on the senior preferred stock may be paid either in cash or by issuance of additional shares of senior preferred stock. C&H must redeem from the Company, at one thousand dollars per share, the outstanding senior preferred stock in December 2009 and outstanding junior preferred stock in December 2010. C&H was included in the consolidated results of the Company up to the date of the sale. The Company accounts for its investment in C&H under the equity method. See Note 4 for a discussion of the 2001 impairment loss related to this investment which resulted from an other than temporary decline in value. Financial information for C&H as of and for the years ended December 31, 2001 and 2000 follows:

                           Condensed Balance Sheets

                                                           2001     2000
                                                         -------- --------
                                                          (in thousands)
      Assets:
        Current......................................... $103,699 $125,735
        Property and other..............................  116,293  129,529
                                                         -------- --------
      Total............................................. $219,992 $255,264
                                                         ======== ========
      Liabilities and Shareholders' Equity:
        Current......................................... $ 35,030 $ 63,470
        Long-term debt and other........................  139,737  124,941
        Shareholders' equity, including preferred stock.   45,225   66,853
                                                         -------- --------
      Total............................................. $219,992 $255,264
                                                         ======== ========

                        Condensed Statements of Income

                                           2001      2000
                                         --------  --------
                                           (in thousands)

                      Revenue........... $427,350  $413,153
                      Cost and Expenses.  433,864   409,839
                                         --------  --------
                      Net (Loss) Income. $ (6,514) $  3,314
                                         ========  ========

   Matson, a wholly owned subsidiary of the Company, has a minority interest investment in a limited liability corporation (LLC) with Saltchuk Resources, Inc. and International Shipping Agency, Inc., named Sea Star Line, LLC, which operates an ocean transportation service between Florida and Puerto Rico. Matson has guaranteed obligations of $31,500,000 of this unconsolidated affiliate and chartered two vessels to Sea Star Line, LLC. Subsequent to 2001 year-end, Matson sold the two vessels to Sea Star for an aggregate sales price of $17,000,000, which was the approximate carrying value of the vessels at 2001 year end. This amount is included in "Real estate and other assets held for sale" on the Consolidated Balance Sheet at December 31, 2001. This investment represents a minority interest and is accounted for under the equity method.

   Matson is part owner of an LLC with Stevedoring Services of America, named SSA Terminals, LLC, which provides stevedoring and terminal services at six terminals in three West Coast ports to the Company and other shipping lines. This investment represents a minority interest and is accounted for under the equity method. During 1999, Matson contributed assets with a value of $16,438,000 in connection with the formation of SSAT. The "Cost of transportation services" included approximately $89,551,000, $99,151,000 and $46,856,000, for 2001, 2000 and 1999, respectively, paid to this unconsolidated affiliate for terminal services.

   The Company's equity in income (loss) of unconsolidated affiliates for the three years ended December 31, 2001 was $(8,778,000), $6,859,000, and
$3,002,000, respectively.

   Limited Partnership Interests and Purchase-money Mortgages: The investments in limited partnerships are recorded at the lower of cost or fair value and purchase-money mortgages are recorded at cost. The purchase-money mortgages are intended to be held to maturity. The values of the investments in limited partnerships are assessed annually.

   See Note 7 for a discussion of fair values of investments in the Capital Construction Fund.

6.  PROPERTY

   Property on the Consolidated Balance Sheets includes the following:

                                                        2001       2000
                                                     ---------- ----------
                                                        (in thousands)
      Vessels....................................... $  694,618 $  770,352
      Machinery and equipment.......................    545,298    534,894
      Buildings.....................................    317,068    271,314
      Land..........................................    104,135     95,195
      Water, power and sewer systems................     87,915     80,084
      Other property improvements...................     67,645     56,355
                                                     ---------- ----------
          Total.....................................  1,816,679  1,808,194
      Less accumulated depreciation and amortization    839,631    853,502
                                                     ---------- ----------
          Property--net............................. $  977,048 $  954,692
                                                     ========== ==========

7.  CAPITAL CONSTRUCTION FUND

   Matson is party to an agreement with the United States government which established a Capital Construction Fund (CCF) under provisions of the Merchant Marine Act, 1936, as amended. The agreement has program objectives for the acquisition, construction or reconstruction of vessels and for repayment of existing vessel indebtedness. Deposits to the CCF are limited by certain applicable earnings. Such deposits are federal income tax deductions in the year made; however, they are taxable, with interest payable from the year of deposit, if withdrawn for general corporate purposes or other non-qualified purposes, or upon termination of the agreement. Qualified withdrawals for investment in vessels and certain related equipment do not give rise to a current tax liability, but reduce the depreciable bases of the vessels or other assets for income tax purposes.

   Amounts deposited into the CCF are a preference item for calculating federal alternative minimum taxable income. Deposits not committed for qualified purposes within 25 years from the date of deposit, will be treated as non-qualified withdrawals over the subsequent five years. As of December 31, 2001, the oldest CCF deposits date from 1994. Management believes that all amounts on deposit in the CCF at the end of 2001 will be used or committed for qualified purposes prior to the expiration of the applicable 25-year periods.

   Under the terms of the CCF agreement, Matson may designate certain qualified earnings as "accrued deposits" or may designate, as obligations of the CCF, qualified withdrawals to reimburse qualified expenditures initially made with operating funds. Such accrued deposits to and withdrawals from the CCF are reflected on the Consolidated Balance Sheets either as obligations of the Company's current assets or as receivables from the CCF.

   The Company has classified its investments in the CCF as "held-to-maturity" and, accordingly, has not reflected temporary unrealized market gains and losses on the Consolidated Balance Sheets or Consolidated Statements of Income. The long-term nature of the CCF program supports the Company's intention to hold these investments to maturity.

   At December 31, 2001 and 2000, the balances on deposit in the CCF are summarized as follows:

                                       2001                           2000
                           ----------------------------- -----------------------------
                                                  (in thousands)
                           Amortized  Fair    Unrealized Amortized  Fair    Unrealized
                             Cost     Value      Gain      Cost     Value   Gain (Loss)
                           --------- -------- ---------- --------- -------- -----------
Mortgage-backed securities $ 26,180  $ 26,983   $  803   $ 32,302  $ 32,281    $(21)
Cash and cash equivalents.  128,557   129,161      604    113,583   113,871     288
Accrued deposits..........    4,000     4,000       --      4,520     4,520      --
                           --------  --------   ------   --------  --------    ----
Total..................... $158,737  $160,144   $1,407   $150,405  $150,672    $267
                           ========  ========   ======   ========  ========    ====

   Fair value of the mortgage-backed securities was determined by an outside investment management company, based on experience trading identical or substantially similar securities. No central exchange exists for these securities; they are traded over-the-counter. The Company earned $2,476,000 in 2001, $2,654,000 in 2000, and $3,152,000 in 1999 on its investments in mortgage-backed securities. The fair values of other CCF investments are based on quoted market prices. These other investments mature no later than January 9, 2004. One security classified as "held to maturity" was sold during 2001 for a loss of $42,800. In 2000, three securities classified as "held-to-maturity" were sold for a combined loss of $48,400. These securities no longer met authorized credit requirements.

8.  NOTES PAYABLE AND LONG-TERM DEBT

   At December 31, 2001 and 2000, long-term debt consisted of the following:

                                                                       2001     2000
                                                                     -------- --------
                                                                      (in thousands)
Commercial paper, 2001 high 6.79%, low 1.88%........................ $ 99,878 $ 99,766
Bank variable rate loans, due after 2001, 2001 high 7.13%, low 2.17%   17,400  136,500
Term loans:
  7.38%, payable through 2007.......................................   45,000   52,500
  7.42%, payable through 2010.......................................   20,000   20,000
  7.43%, payable through 2007.......................................   15,000   15,000
  7.57%, payable through 2009.......................................   15,000   15,000
  7.55%, payable through 2009.......................................   15,000   15,000
  7.65%, payable through 2001.......................................       --    7,500
                                                                     -------- --------
Total...............................................................  227,278  361,266
Less current portion................................................   19,900   30,500
                                                                     -------- --------
Long-term debt...................................................... $207,378 $330,766
                                                                     ======== ========

   Commercial Paper: At December 31, 2001, $99,878,000 of commercial paper notes was outstanding under a commercial paper program used by a subsidiary to finance the construction of a vessel. Maturities ranged from 6 to 56 days. The borrowings outstanding under this program are classified as long-term because the subsidiary intends to continue the program and, eventually, to repay the borrowings with qualified withdrawals from the Capital Construction Fund.

   Variable Rate Loans: The Company has a revolving credit and term loan agreement with six commercial banks, whereby it may borrow up to $185,000,000 under revolving loans through November 2004, at market rates of interest. Any revolving loan outstanding on that date may be converted into a term loan, which would be payable in four equal quarterly installments. The agreement contains certain restrictive covenants, the most significant of which requires the maintenance of an interest coverage ratio of 2:1 and total debt to earnings before interest, depreciation, amortization and taxes of 3:1. At December 31, 2000, $113,500,000 was outstanding under this agreement. No amount was drawn on this facility at December 31, 2001.

   The Company has an uncommitted $70,000,000 short-term revolving credit agreement with a commercial bank. The agreement extends through November 2002, but may be canceled by the bank or the Company at any time. The amount which the Company may draw under the facility is reduced by the amount drawn against the bank under the previously referenced $185,000,000 multi-bank facility, in which it is a participant, and by letters of credit issued under the $70,000,000 uncommitted facility. At December 31, 2001 and 2000, $5,000,000 and $7,500,000, respectively, were outstanding under this agreement. Under the borrowing formula for this facility, the Company could have borrowed an additional $59,477,000 at December 31, 2001.

   Matson has two revolving credit agreements totaling $90,000,000 with commercial banks. The first facility is a $50,000,000 two-year revolving credit agreement which expires in September 2003. At December 31, 2001, no amounts were drawn on this facility. At December 31, 2000, $15,500,000 was outstanding. The second facility is a two-year $40,000,000 revolving credit agreement which was entered into during 2001 and which expires in January 2003. At December 31, 2001, $12,400,000 was drawn on this new facility.

   Matson also has a $25,000,000 one-year revolving credit agreement with a commercial bank, expiring in November 2002, which serves as a commercial paper liquidity back-up line. At December 31, 2001 and 2000, no amounts were outstanding under this agreement.

   Other Debt Agreements: During 2001, the Company completed a private shelf agreement for $50,000,000, which expires in April 2004. At December 31, 2001, no amount had been drawn on this facility. Also in 2001, Matson entered into a $50,000,000 private shelf offering which expires in June 2004. No amounts were drawn on that facility at year end. An uncommitted $25,000,000 revolving credit agreement with a commercial bank expired in May 2001.

   Long-term Debt Maturities: At December 31, 2001, maturities and planned prepayments of all long-term debt during the next five years are $19,900,000 for 2002, $9,643,000 for 2003, $12,500,000 for 2004, $17,500,000 for 2005 and
$17,500,000 for 2006.

   Interest Rate Risk: The Company is exposed to changes in U.S. interest rates, primarily as a result of its borrowing and investing activities used to maintain liquidity and to fund business operations. In order to manage its exposure to changes in interest rates, the Company utilizes a balanced mix of debt maturities, along with both fixed-rate and variable-rate debt. The Company does not hedge its interest rate exposure. The nature and amount of the Company's long-term and short-term debt can be expected to fluctuate as a result of future business requirements, market conditions and other factors. The following table summarizes the Company's debt obligations at December 31, 2001, presenting principal cash flows and related interest rates by expected fiscal year of maturity. Variable interest rates represent the weighted-average rates of the portfolio at December 31, 2001. The Company estimates that the carrying value of its debt is not materially different from its fair value.

                           Expected Fiscal Year of Maturity at December 31, 2001
                      ---------------------------------------------------------------
                       2002     2003    2004     2005     2006    Thereafter  Total
                      -------  ------  -------  -------  -------  ---------- --------
                                          (dollars in thousands)
Fixed rate........... $ 7,500  $9,643  $12,500  $17,500  $17,500   $ 45,357  $110,000
Average interest rate    7.17%   7.33%    7.38%    7.42%    7.45%      7.49%       --
Variable rate........ $12,400      --       --       --       --   $104,878  $117,278
Average interest rate    2.20%     --       --       --       --       2.04%       --

9.  LEASES

   The Company as Lessee: Principal operating leases include land, office and terminal facilities, containers and equipment, leased for periods which expire between 2003 and 2052. Management expects that, in the normal course of business, most operating leases will be renewed or replaced by other similar leases.

   Rental expense under operating leases totaled $19,748,000, $19,741,000, and $28,343,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

   Future minimum payments under operating leases as of December 31, 2001 were as follows:

                                                 Operating
                                                   Leases
                                               --------------
                                               (in thousands)
                  2002........................    $ 12,843
                  2003........................      12,699
                  2004........................      12,556
                  2005........................       8,848
                  2006........................       7,814
                  Thereafter..................      91,761
                                                  --------
                  Total minimum lease payments    $146,521
                                                  ========

   The Company is obligated to pay terminal facility rent equal to the principal and interest on Special Facility Revenue Bonds issued by the Department of Transportation of the State of Hawaii. Interest on the bonds is payable semi-annually and principal, in the amount of $16,500,000, is due in 2013. An accrued liability of $10,431,000 and $9,887,000 at December 31, 2001 and 2000, respectively, included in other long-term liabilities, provides for a pro-rata portion of the principal due on these bonds.

   The Company as Lessor: The Company leases land, buildings, land improvements, and five vessels under operating leases. Two of the vessels were chartered to an unconsolidated affiliate and were sold to that affiliate in January 2002 (see Note 5). The historical cost of and accumulated depreciation on leased property at December 31, 2001 and 2000 were as follows:

                                                    2001     2000
                                                  -------- --------
                                                   (in thousands)
             Leased property..................... $653,200 $621,860
             Less accumulated amortization.......  173,269  154,467
                                                  -------- --------
             Property under operating leases--net $479,931 $467,393
                                                  ======== ========

   Total rental income under these operating leases for the three years ended December 31, 2001 was as follows:

                                                   2001     2000    1999
                                                 -------- -------- -------
                                                      (in thousands)
      Minimum rentals........................... $105,251 $ 98,607 $93,275
      Contingent rentals (based on sales volume)    2,481    1,917   1,244
                                                 -------- -------- -------
      Total..................................... $107,732 $100,524 $94,519
                                                 ======== ======== =======

   Future minimum rental income on non-cancelable leases at December 31, 2001 was as follows:

                                        Operating
                                          Leases
                                      --------------
                                      (in thousands)
                           2002......    $ 96,807
                           2003......      90,028
                           2004......      81,757
                           2005......      75,112
                           2006......      26,586
                           Thereafter     151,375
                                         --------
                           Total.....    $521,665
                                         ========


10.  EMPLOYEE BENEFIT PLANS

   The Company has funded single-employer defined benefit pension plans which cover substantially all non-bargaining unit employees.

   In addition, the Company has plans that provide certain retiree health care and life insurance benefits to substantially all salaried and to certain hourly employees. Employees are generally eligible for such benefits upon retirement and completion of a specified number of years of credited service. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these plans in the future. Certain groups of retirees pay a portion of the benefit costs.

   The status of the funded defined benefit pension plans and the unfunded accumulated post-retirement benefit plans, at December 31, 2001, 2000, and 1999 is shown in the table on page 46.

   The net periodic benefit cost for the defined benefit pension plans and the post-retirement health care and life insurance benefit plans during 2001, 2000, and 1999 is summarized in the table on page 46.

   The assumptions used to determine the benefit information were as follows:

                                                       Other Post-retirement
                                     Pension Benefits        Benefits
                                     ----------------  --------------------
                                     2001  2000  1999   2001     2000  1999
                                     ----  ----  ----  ----      ----  ----
      Discount rate................. 7.25% 7.75% 7.75% 7.25%     7.75% 7.75%
      Expected return on plan assets 9.00% 9.00% 9.00%   --        --    --
      Rate of compensation increase. 4.25% 4.25% 4.25% 4.25%     4.25% 4.25%

   For the 2001 post-retirement benefit measurement purposes, a ten percent annual rate of increase in the per capita cost of covered health care benefits was assumed through 2001. The rate was assumed to decrease by one percent per year through 2005 and then remain at five percent thereafter. For the 2000 measurement purposes, a ten percent annual rate of increase was assumed through 2001, after which a constant five percent rate was assumed. Unrecognized gains and losses of the post-retirement benefit plans are amortized over five years.

   If the assumed health care cost trend rate were increased or decreased by one percentage point, the accumulated post-retirement benefit obligation, as of December 31, 2001, 2000, and 1999 and the net periodic post-retirement benefit cost for 2001, 2000 and 1999, would have increased or decreased as follows:

                                                                Other Post-retirement Benefits
                                                                     One Percentage Point
                                                        ----------------------------------------------
                                                              Increase                Decrease
                                                        -------------------- -------------------------
                                                         2001   2000   1999   2001     2000     1999
                                                        ------ ------ ------ -------  -------  -------
                                                                        (in thousands)
Effect on total of service and interest cost components $  296 $  196 $  416 $  (244) $  (226) $  (347)
Effect on post-retirement benefit obligation........... $3,856 $1,664 $4,062 $(3,199) $(2,278) $(3,388)

   The assets of the defined benefit pension plans consist principally of listed stocks and bonds. Contributions are determined annually for each plan by the Company's pension administrative committee, based upon the actuarially determined minimum required contribution under the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the maximum deductible contribution allowed for tax purposes. For the plans covering employees who are members of collective bargaining units, the benefit formulas are determined according to the collective bargaining agreements, either using career average pay as the base or a flat dollar amount per year of service. The benefit formulas for the remaining defined benefit plans are based on final average pay.

   The Company has non-qualified supplemental pension plans covering certain employees and retirees, which provide for incremental pension payments from the Company's general funds, so that total pension benefits would be substantially equal to amounts that would have been payable from the Company's qualified pension plans if it were not for limitations imposed by income tax regulations. The obligation, included with other non-current liabilities, relating to these unfunded plans, totaled $13,807,000 and $12,597,000 at December 31, 2001 and 2000, respectively.

   Total contributions to the multi-employer pension plans covering personnel in shoreside and seagoing bargaining units were $4,028,000 in 2001, $3,027,000 in 2000, and $4,367,000 in 1999. Union collective bargaining agreements provide that total employer contributions during the terms of the agreements must be sufficient to meet the normal costs and amortization payments required to be funded during those periods. Contributions are generally based on union labor paid or cargo volume. A portion of such contributions is for unfunded accrued actuarial liabilities of the plans being funded over periods of 25 to 40 years, which began between 1967 and 1976.

   The multi-employer plans are subject to the plan termination insurance provisions of ERISA and are paying premiums to the Pension Benefit Guarantee Corporation (PBGC). The statutes provide that an employer who withdraws from, or significantly reduces its contribution obligation to, a multi-employer plan generally will be required to continue funding its proportional share of the plan's unfunded vested benefits.

   Under special rules approved by the PBGC and adopted by the Pacific Coast longshore plan in 1984, the Company could cease Pacific Coast cargo-handling operations permanently and stop contributing to the plan without any withdrawal liability, provided that the plan meets certain funding obligations as defined in the plan. The estimated withdrawal liabilities under the Hawaii longshore plan and the seagoing plans aggregated approximately $2,465,000 as of December 31, 2001, based on estimates by plan actuaries. Management has no present intention of withdrawing from and does not anticipate termination of any of the aforementioned plans.

                                                       Pension Benefits         Other Post-retirement Benefits
                                               -------------------------------  -----------------------------
                                                 2001       2000       1999       2001       2000      1999
                                               ---------  ---------  ---------  --------   --------  --------
                                                                       (in thousands)
Change in Benefit Obligation
Benefit obligations at beginning of year...... $ 235,000  $ 218,189  $ 229,573  $ 37,910   $ 47,836  $ 55,298
Service cost..................................     4,844      4,877      5,705       443        504       892
Interest cost.................................    17,549     16,882     15,013     2,720      2,939     3,460
Plan participants' contributions..............        --         --         --     1,137      1,165     1,423
Actuarial (gain) loss.........................    13,130     (2,016)   (25,177)    2,314     (2,652)   (8,198)
Benefits paid.................................   (14,094)   (13,146)   (12,109)   (3,452)    (3,635)   (4,320)
Amendments....................................       498      1,137     10,129        --         --        --
Settlements...................................        --      8,602     (1,304)       --     (8,247)       --
Curtailments..................................        --         --     (3,823)       --         --      (719)
Special or contractual termination benefits...        --        475        182        --         --        --
                                               ---------  ---------  ---------  --------   --------  --------
Benefit obligation at end of year.............   256,927    235,000    218,189    41,072     37,910    47,836
                                               ---------  ---------  ---------  --------   --------  --------
Change in Plan Assets
Fair value of plan assets at beginning of year   364,299    381,090    338,267        --         --        --
Actual return on plan assets..................   (35,747)    (3,645)    56,236        --         --        --
Settlements...................................        --         --     (1,304)       --         --        --
Employer contribution.........................       135         --         --        --         --        --
Benefits paid.................................   (14,094)   (13,146)   (12,109)       --         --        --
                                               ---------  ---------  ---------  --------   --------  --------
Fair value of plan assets at end of year......   314,593    364,299    381,090        --         --        --
                                               ---------  ---------  ---------  --------   --------  --------
Accrued Asset (Obligation)
Plan assets less benefit obligation...........    57,666    129,299    162,901   (41,072)   (37,910)  (47,836)
Unrecognized net actuarial gain...............    (4,963)   (91,307)  (135,670)   (4,232)    (9,134)  (15,841)
Unrecognized transition asset.................        --        (63)      (183)       --         --        --
Unrecognized prior service cost...............    10,597     12,547     13,939        72         79        32
                                               ---------  ---------  ---------  --------   --------  --------
Accrued asset (obligation).................... $  63,300  $  50,476  $  40,987  $(45,232)  $(46,965) $(63,645)
                                               =========  =========  =========  ========   ========  ========
Components of Net Periodic
 Benefit Cost/(Income)
Service cost.................................. $   4,844  $   4,877  $   5,705  $    443   $    504  $    892
Interest cost.................................    17,549     16,882     15,013     2,720      2,939     3,460
Expected return on plan assets................   (32,107)   (33,651)   (29,922)       --         --        --
Recognition of net gain.......................    (5,360)    (9,083)    (4,251)   (2,522)    (2,872)   (2,644)
Amortization of prior service cost............     2,448      2,528        905         7          7         8
Amortization of unrecognized transition asset.       (63)      (119)      (713)       --         --        --
Recognition of settlement (gain)/loss.........        --      8,602        (53)       --    (14,800)       --
Recognition of curtailment gain...............        --         --     (3,641)       --         --      (292)
                                               ---------  ---------  ---------  --------   --------  --------
Net periodic benefit cost/(income)............ $ (12,689) $  (9,964) $ (16,957) $    648   $(14,222) $  1,424
                                               =========  =========  =========  ========   ========  ========
Cost of termination benefits recognized....... $      --  $     475  $     182  $     --   $     --  $     --
                                               =========  =========  =========  ========   ========  ========

11.  INCOME TAXES

   The income tax expense for the three years ended December 31, 2001 consisted of the following:

                                      2001     2000    1999
                                     -------  ------- -------
                                          (in thousands)
                  Current:
                    Federal......... $65,881  $26,186 $21,035
                    State...........   8,900      847   3,461
                                     -------  ------- -------
                  Current...........  74,781   27,033  24,496
                  Deferred..........  (7,389)  17,358   8,465
                                     -------  ------- -------
                  Income tax expense $67,392  $44,391 $32,961
                                     =======  ======= =======

   Income tax expense for the three years ended December 31, 2001 differs from amounts computed by applying the statutory federal rate to pre-tax income, for the following reasons:

                                                    2001     2000     1999
                                                   -------  -------  -------
                                                         (in thousands)
  Computed federal income tax expense............. $65,522  $42,950  $33,439
  State tax on income, less applicable federal tax   5,285    2,968    3,790
  Low-income housing credits......................    (859)  (1,124)  (1,161)
  Dividend exclusion..............................    (867)    (954)    (860)
  Prior years' tax settlement.....................      --       --   (2,815)
  Fair market value over cost of donations........  (1,481)      --       --
  Other--net......................................    (208)     551      568
                                                   -------  -------  -------
  Income tax expense.............................. $67,392  $44,391  $32,961
                                                   =======  =======  =======

   The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 2001 and 2000 were as follows:

                                                        2001      2000
                                                      --------  --------
                                                        (in thousands)
       Property basis and depreciation............... $166,810  $180,895
       Tax-deferred gains on real estate transactions  106,993   104,033
       Capital Construction Fund.....................   61,998    58,704
       Unrealized holding gains on securities........       --    36,371
       Pensions......................................   24,720    19,447
       Post-retirement benefits......................  (17,331)  (17,900)
       Insurance reserves............................   (9,301)  (10,740)
       Other--net....................................   (4,504)    3,143
                                                      --------  --------
       Total......................................... $329,385  $373,953
                                                      ========  ========

   The Internal Revenue Service (IRS) completed its examination of the Company's tax returns through 1997. The IRS is currently auditing the Company's tax returns for 1998 and 1999. Management believes that the outcome of the current audit will not have a material effect on the Company's financial position or results of operations.

12.  STOCK OPTIONS

   Employee Stock Option Plans: The Company has two stock option plans under which key employees are granted options to purchase shares of the Company's common stock. There are no longer any outstanding options under a third plan, which terminated in 1993.

   Adopted in 1998, the Company's 1998 Stock Option/Stock Incentive Plan ("1998 Plan") provides for the issuance of non-qualified stock options to employees of the Company. Under the 1998 Plan, option prices may not be less than the fair market value of the Company's common stock on the dates of grant, the options become exercisable over periods determined, at the dates of grant, by the committee that administers the plan (generally ratably over three years), and the options generally expire ten years from the date of grant. Payments for options exercised may be made in cash or in shares of the Company's stock. If an option to purchase shares is exercised within five years of the date of grant and if payment is made in shares of the Company's stock, the option holder may receive, under a reload feature, a new stock option grant for such number of shares as is equal to the number surrendered, with an option price not less than the greater of the fair market value of the Company's stock on the date of exercise or one and one-half times the original option price.

   Adopted in 1989, the Company's 1989 Stock Option/Stock Incentive Plan ("1989 Plan") is substantially the same as the 1998 Plan, except that each option is generally exercisable in-full one year after the date granted. The 1989 Plan terminated in January 1999, but options granted through 1998 remain exercisable.

   The 1998 and 1989 Plans also permit the issuance of shares of the Company's common stock as a reward for past service rendered to the Company or one of its subsidiaries or as an incentive for future service with such entities. The recipients' interest in such shares may be vested fully upon issuance or may vest in one or more installments, upon such terms and conditions as are determined by the committee which administers the plans. The number of incentive shares issued during 2001 or outstanding at the end of the year was not material.

   Director Stock Option Plans: The Company has two Directors' stock option plans. Under the 1998 Non-Employee Director Stock Option Plan ("1998 Directors' Plan"), each non-employee Director of the Company, elected at an Annual Meeting of Shareholders, is automatically granted, on the date of each such Annual Meeting, an option to purchase 3,000 shares of the Company's common stock at the fair market value of the shares on the date of grant. Each option to purchase shares becomes exercisable in three successive annual installments of 1,000 shares beginning one year after the date granted.

   The 1989 Non-Employee Directors Stock Option Plan ("1989 Directors' Plan") is substantially the same as the 1998 Directors' Plan, except that each option generally becomes exercisable in-full one year after the date granted. This plan terminated in January 1999, but options granted through termination remain exercisable.

   Changes in shares and the weighted average exercise prices for the three years ended December 31, 2001, were as follows:

                      Employee Plans      Directors' Plans
                    ------------------  --------------------         Weighted
                                           1998       1989           Average
                    1998   1989   1983  Directors' Directors' Total  Exercise
                    Plan   Plan   Plan     Plan       Plan    Shares  Price
                    -----  -----  ----  ---------- ---------- ------ --------
                                 (shares in thousands)
  December 31, 1998   100  3,263   161       -        204     3,728   $26.69
  Granted..........   515      -     -      24          -       539   $20.65
  Exercised........     -     (4)    -       -          -        (4)  $22.02
  Canceled.........    (2)  (373) (161)      -        (15)     (551)  $29.16
                    -----  -----  ----      --        ---     -----   ------
  December 31, 1999   613  2,886     -      24        189     3,712   $25.43
  Granted..........   511      -     -      24          -       535   $21.70
  Exercised........    (7)  (139)    -       -          -      (146)  $23.79
  Canceled.........   (31)  (340)    -       -        (21)     (392)  $29.49
                    -----  -----  ----      --        ---     -----   ------
  December 31, 2000 1,086  2,407     -      48        168     3,709   $24.52
  Granted..........   590      -     -      24          -       614   $27.23
  Exercised........   (35)  (244)    -       -          -      (279)  $23.53
  Canceled.........   (14)   (21)    -       -        (21)      (56)  $25.81
                    -----  -----  ----      --        ---     -----   ------
  December 31, 2001 1,627  2,142     -      72        147     3,988   $24.99
                    -----  -----  ----      --        ---     -----   ------
  Exercisable......   550  2,142     -      24        147     2,863   $25.19
                    -----  -----  ----      --        ---     -----   ------


   As of December 31, 2001, the Company had reserved 431,000 and 58,000 shares of its common stock for the exercise of options under the 1998 Plan and 1998 Directors' Plan, respectively. Additional information about stock options outstanding as of 2001 year-end is summarized below:

                                     Weighted                         Weighted
                          Shares      Average   Weighted   Shares      Average
                        Outstanding  Remaining  Average  Exercisable  Price of
                           as of    Contractual Exercise    as of    Exercisable
Range of Exercise Price 12/31/2001     Years     Price   12/31/2001    Options
----------------------- ----------- ----------- -------- ----------- -----------
                                         (shares in thousands)
    $0.00..............       16        9.1      $ 0.00        --          --
    $20.01 - 22.00.....    1,170        6.3      $21.31       682      $21.31
    $22.01 - 24.00.....      445        4.3      $23.07       360      $23.05
    $24.01 - 26.00.....      382        1.6      $24.37       378      $24.36
    $26.01 - 28.00.....    1,025        3.3      $27.05     1,025      $27.05
    $28.01 - 30.00.....      852        5.7      $28.33       320      $28.35
    $30.01 - 34.88.....       98        0.8      $33.51        98      $33.51
                           -----        ---      ------     -----      ------
    $ 0.00 - 34.88.....    3,988        4.7      $24.99     2,863      $25.19
                           -----        ---      ------     -----      ------

   Accounting Method for Stock-based Compensation: The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, to account for its stock-based compensation plans. Accordingly, no compensation cost is recognized in the Company's income statement for stock option plans at the time grants are awarded. Pro forma information regarding net income and earnings per share is required, using the fair value method, by SFAS No. 123, "Accounting for Stock-based Compensation."

   The fair value of options granted for each of the three years ended December 31, 2001, reported below, has been estimated using a Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options which do not have vesting requirements and which are fully transferable. The Company's options have characteristics significantly different from those of traded options. The following assumptions were used in determining the pro forma amounts:

                                                    2001  2000  1999
                                                    ----  ----  ----
           Stock volatility........................ 25.2% 25.0% 24.8%
           Expected term from grant date (in years)  6.2   6.7   6.5
           Risk-free interest rate.................  4.5%  6.0%  5.0%
           Forfeiture discount.....................  2.6%  0.3%  0.2%
           Dividend yield..........................  3.3%  3.4%  4.0%

   Based upon the above assumptions, the computed annual weighted average fair value of employee stock options granted during 2001, 2000, and 1999 was $6.22, $5.54, and $4.63, respectively, per option.

   Had compensation cost for the stock options granted during the past three years been based on the estimated fair value at grant dates, as prescribed by SFAS No. 123, the Company's pro forma net income and net income per share would have been as follows:

                                    2001          2000         1999
                                  --------      -------      -------
                               (in thousands, except per share amounts)
         Net Income:
          As reported.........    $110,628      $90,574      $62,579
          Pro forma...........    $108,848      $89,060      $61,108
         Net Income Per Share:
          Basic, as reported..    $   2.73      $  2.21      $  1.45
          Basic, pro forma....    $   2.69      $  2.18      $  1.41
          Diluted, as reported    $   2.72      $  2.21      $  1.45
          Diluted, pro forma..    $   2.67      $  2.17      $  1.42


   The pro forma disclosures of net income and earnings per share are not likely to be representative of the pro forma effects on future net income or earnings per share, because the number of future shares which may be issued is not known, shares vest over several years, and assumptions used to determine the fair value can vary significantly.

   Shareholder Rights Plan: The Company has a Shareholder Rights Plan, designed to protect the interests of shareholders in the event an attempt is made to acquire the Company. The rights initially will trade with the Company's outstanding common stock and will not be exercisable absent certain acquisitions or attempted acquisitions of specified percentages of such stock. If exercisable, the rights generally entitle shareholders (other than the acquiring party) to purchase additional shares of the Company's stock or shares of an acquiring company's stock at prices below market value.

13.  RELATED PARTY TRANSACTIONS, COMMITMENTS AND CONTINGENCIES

   At December 31, 2001, the Company and its subsidiaries had an unspent balance of total appropriations for capital expenditures of approximately $77,633,000. However, there are no contractual obligations to spend this entire amount.

   The Company has arranged for standby letters of credit totaling $26,019,000. This includes letters of credit, totaling approximately $13,959,000, which enable the Company to qualify as a self-insurer for state and federal workers' compensation liabilities. The amount also includes a letter of credit of $6,112,000 for workers' compensation claims incurred by C&H employees, under a now-closed self-insurance plan, prior to December 24, 1998 (see Note 5). The Company only would be called upon to honor this letter of credit in the event of C&H's insolvency. The obligation to provide this letter of credit expires on December 24, 2003. The remaining letters of credit are for insurance-related matters, construction performance guarantees and other routine operating matters.

   C&H is a party to a sugar supply contract with Hawaiian Sugar & Transportation Cooperative (HS&TC), a raw sugar marketing and transportation cooperative that the Company uses to market and transport its sugar to C&H. Under the terms of this contract, which expires in June 2003, C&H (an unconsolidated entity in which the Company has a minority ownership equity interest--see Notes 4 and 5) is obligated to purchase, and HS&TC is obligated to sell, all of the raw sugar delivered to HS&TC by the Hawaii sugar growers, at prices determined by the quoted domestic sugar market. The Company delivered to HS&TC raw sugar totaling $70,149,000, $64,455,000, and $83,412,000, during
2001, 2000, and 1999, respectively. The Company has guaranteed up to $15,000,000 of HS&TC's $30,000,000 working capital line. The facility is fully collateralized by raw-sugar inventory. At December 31, 2001, HS&TC had borrowed $2,500,000 under that facility.

   The State of Hawaii, Department of Transportation (State) has informed the Company that it believes a portion of the Company's ocean transportation revenue is subject to the Public Service Company tax. The Company strongly disagrees with the State's tax position. If the State were to prevail fully, the amount of the claim could be material. Management believes, after consultation with legal counsel, that the ultimate disposition of this matter will not have a material adverse effect on the Company's results of operations or financial position.

   Note 5 contains additional information about transactions with unconsolidated affiliates, which affiliates are also related parties, due to the Company's minority interest investments.

   The Company and certain subsidiaries are parties to various legal actions and are contingently liable in connection with claims and contracts arising in the normal course of business, the outcome of which, in the opinion of management after consultation with legal counsel, will not have a material adverse effect on the Company's financial position or results of operations.

14.  INDUSTRY SEGMENTS

   Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision-making group is made up of the president and lead executives of the Company and each of the Company's segments. The lead executive for each operating segment manages the profitability, cash flows and assets of his or her respective segment's various product or service lines and businesses. The operating segments are managed separately, because each operating segment represents a strategic business unit that offers different products or services and serves different markets.

   The Company's reportable operating segments include Ocean Transportation, Property Development and Management and Food Products. The Ocean Transportation segment carries freight between various United States West Coast, Hawaii and other Pacific ports; holds investments in ocean transportation and terminal service businesses (see Note 5); and provides terminal and cargo logistics services. The Property Development and Management segment develops, manages and sells residential, commercial and industrial properties. The Food Products segment grows and processes raw sugar and molasses; invests in a sugar refining and marketing business (see Note 5); grows, mills and markets coffee; and generates and sells electricity.

   The accounting policies of the operating segments are the same as those described in the summary of significant policies. Reportable segments are measured based on operating profit, exclusive of non-operating or unusual transactions, interest expense, general corporate expenses and income taxes.

                                    February 28, 2002



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C.  20549

     Re:    Form U-3A-2 - Alexander & Baldwin, Inc. -
            SEC File No. 69-166
            ----------------------------------------

Gentlemen:

      Submitted herewith for filing is the Statement of Alexander & Baldwin, Inc. ("A&B") on Form U-3A-2, claiming an exemption under Rule U-2 from the provisions of the Public Utility Holding Company Act of 1935. This filing is being made by direct transmission to the Commission's EDGAR system.


                                    Very truly yours,

                                    /s/ Francis K. Mukai

                                    Francis K. Mukai
                                    Assistant General Counsel

FKM/smt

Enclosure